RESIGNATION LETTER

September 1, 2025

To the Shareholders and Board of Directors of

WeCapital Holdings, Inc., a Nevada Company

Ladies and Gentlemen:

This letter serves as notice that as of the date hereof, I hereby resign from my position as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of WeCapital Holdings, Inc. My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Koichi Ishizuka

Koichi Ishizuka